SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice–President, Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces Fourth Quarter and Full Year Earnings Significantly
Above Company’s Previous Guidance

— Fourth Quarter EPS Before Special Items Up by 43.8% from Fiscal 2003 –
Company Initiates Sales and EPS Guidance for Fiscal 2005 —

Montreal, Thursday, December 2, 2004 - Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced its results for its fourth fiscal quarter and fiscal year ended October 3, 2004, and provided sales and earnings guidance for fiscal 2005. The Company also announced the adoption of a shareholder rights plan.

Fourth Quarter Sales and Earnings

The Company reported record net earnings of U.S. $16.8 million or U.S. $0.56 per diluted share for the fourth quarter, up 18.3% and 16.7% from U.S. $14.2 million or U.S. $0.48 per diluted share a year ago.

The results for the fourth quarter of fiscal 2004 included a special charge of U.S. $0.11 per share to reflect the cost of the Company’s contractual commitments to H. Greg Chamandy, who resigned in August as Chairman of the Board, Chairman of the Executive Committee and Co-Chief Executive Officer. Excluding this special charge as well as the impact of adjustments relating to the change to U.S. functional currency, which continue to impact depreciation expense, diluted EPS for the fourth quarter amounted to U.S. $0.69, up 43.8% from last year. The Company had previously provided guidance for the quarter on this basis of U.S. $0.55-U.S. $0.60 per share.

Compared to last year, the higher fourth quarter net earnings primarily reflected higher unit sales and more favourable pricing, as well as continuing manufacturing efficiencies. These factors were partially offset by increased cotton costs, higher SG&A and depreciation expenses, and a charge of approximately U.S. $0.07 per diluted share arising from the closure in September of the El Progreso sewing plant in Honduras.

“We are delighted to have delivered such a strong financial performance in the fourth quarter,” commented Glenn J. Chamandy, President and Chief Executive Officer. “We have significantly exceeded our expectations and achieved exceptional earnings growth over solid prior year comparatives. Market conditions continue to be favourable, and we believe we have excellent momentum going into fiscal 2005.”

Sales in the quarter were U.S. $145.6 million, up 33.3% from U.S. $109.2 million in the fourth quarter of fiscal 2003. The higher sales were due to a 20.4% increase in unit shipments combined with higher selling prices and more favourable product-mix.

The S.T.A.R.S. market and market share data for the U.S. wholesale distributor market for the third quarter of calendar 2004 excludes sales by three large distributors who have discontinued their participation in the report and the value of the report is therefore diminished compared to prior years. With this caveat, the table below summarizes the S.T.A.R.S. data for the quarter ended September 30, 2004, after adjusting the prior period comparatives to exclude sales through distributors no longer participating in the S.T.A.R.S. report:

Gildan Market Share Q4 2003
	Gildan Market Share Q4 2004		Gildan Unit growth Q4 2004 vs Q4 2003	Industry Unit growth Q4 2004 vs Q4 2003

29.6%	30.1%	T-shirts	17.8%	1.6%

20.7%	23.3%	Sport shirts	19.9%	2.3%

16.9%	17.3%	Fleece	19.2%	13.0%

Gildan has now added another significant distributor to its U.S. distributor network, in addition to the distributor announced in August. The addition of the two new distributors is expected to result in further significant increases in Gildan’s market share in the U.S. wholesale distributor channel. Gildan’s unit shipments in Europe increased by 39.2% over the fourth quarter last year. Shipments in Canada were slightly higher than last year.

Gross margins in the fourth quarter were 30.9%, compared with 30.4% in the fourth quarter of fiscal 2003. The impact of higher selling prices and more favourable product-mix, together with continuing manufacturing efficiencies, more than offset the effect of higher cotton costs and the impact of the El Progreso closure costs. Excluding the impact of the El Progreso closure, gross margins in the fourth quarter of fiscal 2004 were 31.9%.

A recovery of income taxes was recorded in the fourth quarter, as the special charge for the Company’s contractual obligations to H. Greg Chamandy resulted in a recovery of income taxes from prior quarters in the Canadian operations. Excluding the impact of the special charge, the tax rate for the quarter was 5.5%, compared to 7.6% in the fourth quarter last year.

Full Year Earnings

Net earnings for fiscal 2004 were a record U.S. $60.3 million or U.S. $2.02 per diluted share, up respectively 13.3% and 12.8% from fiscal 2003 when the Company generated net earnings of U.S. $53.2 million or U.S. $1.79 per diluted share. Before the special charge for the Company's contractual obligations to H. Greg Chamandy and the adjustments due to the change to U.S. functional currency, net earnings for fiscal 2004 were U.S. $68.5 million, or U.S. $2.30 per share, up respectively 28.8% and 28.5% from fiscal 2003.

Return on equity in fiscal 2004 was 21.0%, including the impact of the special charge as well as the impact of the functional currency adjustments on both net earnings and shareholders’ equity. Before these items, return on equity was 25.5%.

Fiscal 2004 Cash Flow

In the fourth fiscal quarter, the Company generated U.S. $22.9 million of free cash flow, defined as cash flow from operating activities less cash used in investing activities. For the full year, free cash flow amounted to U.S. $5.1 million, after net capital expenditures (capital expenditures net of asset disposals) of U.S. $53.7 million. Net capital expenditures were lower than previously indicated due to timing and slight delays in major capital projects. The Company ended the fiscal year with cash and cash equivalents of U.S. $60.7 million, and with substantial unused debt capacity, including its Cdn $150 million revolving bank credit facility.

Fiscal 2005 Estimates

The Company expects to achieve diluted EPS of approximately U.S. $2.60 in fiscal 2005, on sales of approximately U.S. $620 million. This guidance reflects unit sales growth of approximately 20% and the assumption of sequentially lower unit selling prices in the second half of the fiscal year, reflecting the possible flow-through of lower cotton prices. The Company has not previously provided sales and earnings guidance for fiscal 2005. For the first fiscal quarter of fiscal 2005, the Company expects to generate diluted EPS in the range of U.S. $0.20 – $0.25 per share, up from U.S. $0.17 per share from the first quarter of fiscal 2004 before the impact on last year’s earnings of the functional currency adjustment arising from the revaluation of opening inventories.

The Company noted that the combined impact of the two new U.S. distributors is expected to account for the majority of its projected sales growth in fiscal 2005. Further upside in unit sales growth in fiscal 2005 will be limited by capacity constraints. However, the ramp-up of the new textile facilities in the Dominican Republic and Nicaragua is expected to significantly increase production capacity in fiscal 2006, as the Company continues to implement the next phase of its strategic business plan.

The Company expects that cash flow from operating activities in fiscal 2005 will be approximately equivalent to cash requirements for capital expenditures, which are estimated to be in the range of U.S. $85-$90 million for the year. The Company intends to use a portion of its surplus cash reserves in June of 2005 to meet the scheduled second principal repayment of its Senior Notes, amounting to U.S. $17.5 million.

Shareholder Rights Plan

Gildan also announced that its Board of Directors has approved a shareholder rights plan, which takes effect immediately. The objectives of the plan are to provide the Board and shareholders with adequate time to assess any unsolicited take-over bid for the Company, and where appropriate, give the Board sufficient time to pursue other alternatives for maximizing shareholder value.

Pursuant to the plan, those bids which meet certain requirements will not trigger the rights issued under the plan, and will be considered “permitted bids”. In order to qualify as a “permitted bid”, a bid must be made by way of a formal take-over bid circular delivered to all shareholders. Also, it must remain open for a minimum of 60 days, and must meet various other conditions set out in the plan.

One right has been issued with respect to each outstanding Class A Subordinate Voting Share of Gildan (the only class of voting shares outstanding) at the close of business yesterday. The rights will become exercisable only on the eighth trading day after a person or entity, including any related party, acquires or announces its intention to acquire shares for a total ownership of 20% or more of Gildan’s outstanding shares, without complying with the “permitted bid” provisions of the plan or without approval of Gildan’s Board of Directors. Should such a scenario occur, each right would, upon exercise, entitle a holder, other than the acquiring person or entity and any related party, to purchase treasury shares of Gildan at a 50% discount to the market price of such shares at the time when the rights become exercisable.

The plan comes into effect immediately and has been conditionally approved by the Toronto Stock Exchange. It will be submitted for ratification by shareholders at Gildan’s Annual and Special Meeting of Shareholders to be held on February 2, 2005. The plan will be in effect for three years, with one renewal option, subject to shareholder approval. The Board of Directors may under certain conditions redeem all rights under the plan, or waive its application to specific acquisition offers, where the Board of Directors concludes that the plan has served its purpose.

The plan has not been adopted in response to any specific proposal to acquire control of Gildan, nor is Gildan aware of any such intention. Gildan has been advised that its plan, which is a new generation plan similar to shareholder rights plans adopted by other Canadian companies, is consistent with Canadian corporate practices and addresses institutional investor guidelines.

Shares Issued and Outstanding

As of November 30, 2004 there were 29,699,903 Class A Subordinate Voting Shares issued and outstanding along with 571,323 options outstanding. There were no Class B Multiple Voting Shares outstanding and shareholders will be asked to approve the elimination of this class of shares at the Company’s Annual and Special Meeting of Shareholders on February 2, 2005. Shareholders will also be asked at the Meeting to create a new class of shares, namely Common Shares, and to subsequently convert each of the issued and outstanding Class A Subordinate Voting Shares into one Common share.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 7,400 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. Interested parties can join the call by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 39968661. The conference call can also be accessed via live webcast at ("Investor Relations" section).

If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 92411097, until December 9, 2004 at midnight, or by sound web cast on Gildan’s web site for 30 days.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	October 3, 2004	October 5, 2003	October 3, 2004	October 5, 2003
	(unaudited)	(unaudited)	(audited)	(audited)

Sales	$ 145,611	$109,219	$533,368	$431,195
Cost of sales	100,562	76,007	378,696	301,341

Gross profit	45,049	33,212	154,672	129,854

Selling, general and administrative expenses	20,721	11,511	62,898	48,403

Earnings before interest, income taxes,
depreciation and amortization	24,328	21,701	91,774	81,451

Depreciation and amortization	6,577	4,779	22,275	16,088
Interest expense	1,200	1,528	6,170	6,419

Earnings before income taxes	16,551	15,394	63,329	58,944

Income taxes (recovery) expense	(267)	1,170	3,078	5,788

Net earnings	$ 16,818	$ 14,224	$ 60,251	$ 53,156

Basic EPS	$ 0.57	$ 0.48	$ 2.04	$ 1.82

Diluted EPS	$ 0.56	$ 0.48	$ 2.02	$ 1.79

Weighted average number of shares outstanding (in thousands)
Basic	29,635	29,478	29,591	29,242
Diluted	29,825	29,808	29,836	29,726

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Twelve months ended
	October 3, 2004	October 5, 2003	October 3, 2004	October 5, 2003
	(unaudited)	(unaudited)	(audited)	(audited)

Cash flows from operating activities:
Net earnings	$ 16,818	$ 14,224	$ 60,251	$ 53,156
Adjustments for:
Depreciation and amortization	6,577	4,779	22,275	16,088
Future income taxes	1,166	1,202	2,947	4,196
Stock based compensation expense	178	—	477	—
Loss on disposal of fixed assets	855	46	1,949	244
Unrealized foreign exchange loss (gain)	1,146	(37)	586	(34)

	26,740	20,214	88,485	73,650
Net changes in non-cash working capital balances:
Accounts receivable	9,653	11,731	(20,236)	(7,320)
Inventories	(3,118)	(9,166)	(13,112)	(16,131)
Prepaid expenses and deposits	1,317	572	420	(996)
Accounts payable and accrued liabilities	8,013	3,821	5,436	12,818
Income taxes payable	(1,878)	(98)	(2,073)	1,699

	40,727	27,074	58,920	63,720

Cash flows from financing activities:
Repayment of long-term debt	(484)	(1,134)	(21,139)	(4,344)
Increase in secured debt	—	172	4,125	268
Proceeds from the issuance of shares	1,094	1,142	2,664	4,487

	610	180	(14,350)	411
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(17,890)	(8,969)	(53,684)	(39,415)
Decrease (increase) in other assets	54	(274)	(136)	(44)

	(17,836)	(9,243)	(53,820)	(39,459)
Effect of exchange rate changes on cash
and cash equivalents	76	24	581	(342)

Net increase (decrease) in cash and cash
equivalents during the period	23,577	18,035	(8,669)	24,330

Cash and cash equivalents, beginning of period	$ 37,094	$ 51,305	$ 69,340	$ 45,010

Cash and cash equivalents, end of period	$ 60,671	$ 69,340	$ 60,671	$ 69,340

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	October 3, 2004	October 5, 2003
	(audited)	(audited)

Current assets:
Cash and cash equivalents	$ 60,671	$ 69,340
Accounts receivable	85,317	64,260
Inventories	116,615	103,503
Prepaid expenses and deposits	3,432	3,849
Future income taxes	8,149	4,682

	274,184	245,634

Fixed assets	211,693	180,349
Other assets	3,127	3,681

Total assets	$489,004	$429,664

Current liabilities:
Accounts payable and accrued liabilities	$ 74,796	$ 67,278
Income taxes payable	1,966	3,909
Current portion of long-term debt	18,610	19,481

	95,372	90,668

Long-term debt	37,979	54,077
Future income taxes	28,058	20,716

Shareholders' equity:
Share capital	78,170	75,490
Contributed surplus	681	220
Retained earnings	222,496	162,245
Cumulative translation adjustment	26,248	26,248

	327,595	264,203

Total liabilities and shareholders' equity	$489,004	$429,664

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc – Notes to interim consolidated financial statements

For complete notes to the interim consolidated financial statements please refer to filings with the various securities regulatory authorities.

1.	Change in Functional Currency:

As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in U.S. dollars and the increasing international expansion of its sales and manufacturing operations, the Company adopted the U.S dollar as its functional and reporting currency effective October 6, 2003, the beginning of its 2004 fiscal year. All opening assets and liabilities were translated into U.S. dollars using the exchange rate in effect on October 6, 2003. For comparative purposes, historical financial statements and notes thereto up to and including October 5, 2003 have been restated into U.S dollars in accordance with generally accepted accounting principles. The change in the functional currency resulted in a positive currency translation adjustment of $26.2 million as at October 5, 2003, which is reflected as a separate component of shareholders’ equity.

2.	Special Charge:

In August 2004 the Company announced that H. Greg Chamandy had stepped down from his role as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee of the Company, in order to pursue other business interests, therefore the Company incurred a charge of $3.2 million, net of taxes, to satisfy the Company’s contractual commitments to H. Greg Chamandy in the three month period ended October 3, 2004.

3.	Floating year-end:

Fiscal 2003 comprised of 53 weeks instead of the normal 52 weeks for a fiscal year. The inclusion of the extra week is required in every sixth fiscal year due to the Company’s floating year-end date. It was included in the third quarter of fiscal 2003 since it is seasonally the largest sales quarter in the year.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date: December 2, 2004